RED WHITE & BLOOM BRANDS INC.
TERM SHEET
BOUGHT DEAL OFFERING OF UNITS
AUGUST 21, 2020

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces of Canada (other than Quebec). The preliminary short form prospectus is still subject to completion. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This term sheet shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

ISSUER:	Red White & Bloom Brands Inc. ("RWB" or the "**Company**")
OFFERING:	29.0 million units ("**Units**") of the Company (the "**Offering**").
ISSUE PRICE:	C$0.75 per Unit (the "**Offering Price**")
OFFERING SIZE:	C$21.75 million
UNITS:	Each Unit consists of one common share of the Company (a "**Unit Share**") and one transferable common share purchase warrant (each such whole warrant, a "**Warrant**") of the Company.
WARRANTS:	Each Warrant will entitle the holder to acquire one common share of the Company (a "**Warrant Share**") for two years from the Closing Date (defined below) at a price of C$1.00, subject to adjustment in certain circumstances. Following the Closing Date, if the daily volume weighted average trading price of the common shares of the Company on the Exchange (as defined below) for any 10 consecutive days equals or exceeds $1.50, the Company may, upon providing written notice to the holders of the Warrants, accelerate the expiry date of the Warrants to the date that is 30 days following the date of such written notice.
OVER-ALLOTMENT OPTION:	The Company will grant the Underwriters an option to purchase up to an additional 15% of the aggregate number of Units sold under the Offering (the "**Over-Allotment Option**") at the Offering Price. The Over-Allotment Option may be exercised, in whole or in part at any time up to the earlier of 30 days following the Closing Date of the Offering, for any number of Units, Unit Shares, Warrants, or any combination thereof at a price equal to the Offering Price for a Unit and a price to be agreed upon for the Units Shares and/or Warrants.
USE OF PROCEEDS:	The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes.

OFFERING BASIS:	Bought deal public offering in all provinces of Canada, except Quebec and such other jurisdictions in Canada as may be agreed to by the Company and the Underwriters by way of short form prospectus, in the United States by way of private placement pursuant to Rule 144A of the United States Securities Act of 1933 and internationally as permitted pursuant to private placement exemptions under local securities laws.
LISTING:	The Company's common shares are currently listed on the Canadian Securities Exchange (the "**Exchange**") under the symbol "**RWB**". The Company will make an application to the Exchange to list the Unit Shares comprising part of the Units issuable under the Offering and the Warrant Shares issuable on the exercise of the Warrants. The Company shall also obtain, prior to the Closing Date, all requisite corporate approvals, shareholder approvals (if required) and all requisite third-party consents for the Offering.
CO-LEAD-UNDERWRITERS:	PI Financial Corp. ("**PI Financial**") and Eight Capital will act as co-lead underwriters and joint bookrunners and will lead a syndicate of underwriters (together with PI, the "**Underwriters**")
COMMISSION:	6.0% cash commission and 6.0% compensation options (the "**Underwriting Fee**")
ELIGIBILITY:	The Unit Shares and the Warrant Shares will be qualified investments for RRSPs, RRIFs, DPSPs, RESPs and TFSAs, subject to customary qualifications.
CLOSING DATE:	On or about September 15, 2020 (the "**Closing Date**") or such other date as the Underwriters and the Company may agree.